Fusion Fuel Green PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Tel.: +353 1 920 1040

October 28, 2020

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Fusion Fuel Green PLC Amendment No. 2 to Registration Statement on Form F-4 Filed October 9, 2020 File No. 333-245052

Ladies and Gentlemen:

Fusion Fuel Green PLC (“Parent”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated October 22, 2020, relating to the above-referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-4

General

1.	We note your response to prior comment 9, and reissue such comment. In that regard, we note your disclosure that the parties “have structured” the Transactions to take the form of an exchange, which subject to certain requirements, may qualify as a “reorganization,” and your disclosure that no assurance can be given that the Internal Revenue Service or the courts “will agree” that the Merger qualifies as a tax-free reorganization. It appears that you have provided representations as to tax consequences of the Transactions, and that such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the Transactions. See Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the Transactions, counsel’s opinion may be qualified by the uncertainty but must discuss the degree of uncertainty. In the alternative, if you do not know the tax consequences of the Transactions, for example, if, in your view, there is an equal probability that the Transactions would be taxable, please revise to make this clear throughout your filing, including your Risk Factors section.

We have filed a tax opinion as Exhibit 8.1 to the Registration Statement, as requested.

2.	We have reviewed your response to prior comment 10, and reissue such comment. It appears that you have provided representations as to the tax consequences of the transactions and that such consequences may be material to an investor. Please file a tax opinion as an exhibit to the filing with respect to such tax consequences, or provide additional analysis as to why you do not believe the tax consequences are material to an investor. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 (including footnote 40) of Staff Legal Bulletin 19.

We have included the requested tax opinion in Exhibit 5.1 and have re-filed Exhibit 5.1 to the Registration Statement.

3.	We note that the form of amended and restated warrant agreement filed as Exhibit 4.9.2 provides that Parent agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” We note also that Parent waives any objection to such “exclusive” jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We respectfully advise the Staff that we have revised the indicated provision of the amended and restated warrant agreement to provide Parent agrees that claims arising under the amended and restated warrant agreement shall be brought in the courts of the State of New York and the United States District Court for the Southern District of New York, but that such consent to jurisdiction does not limit or restrict the state or federal district court, as applicable, in which a warrantholder may bring a claim under the Securities Act or the Exchange Act. We have refiled the form of amended and warrant agreement as Exhibit 4.9.2. We have also added a risk factor to the Registration Statement at page 66 with respect to these provisions and with respect to a warrantholder’s ability to pursue its legal rights against Parent.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves, Secretary